UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40008

E-Power Inc.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

As previously disclosed on a Report of Foreign Private Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission on June 23, 2026, E-Power Inc., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with a certain purchaser (the “Purchaser”) on June 16, 2026, in connection with a private placement offering (the “Private Placement”) of 15,841,585 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

On June 29, 2026, the Company closed the Private Placement and issued an aggregate of 15,841,585 Class A Ordinary Shares to the Purchaser at a purchase price of $1.01 per share, for aggregate gross proceeds of approximately $16.0 million, before deducting the offering expenses payable by the Company. The Class A Ordinary Shares in the Private Placement were issued in reliance on Rule 902 of Regulation S under the Securities Act of 1933, as amended, and the Purchaser represented that it was not a resident of the United States or a “U.S. person” as defined in Rule 902(k) of Regulation S, and was not acquiring the Class A Ordinary Shares for the account or benefit of any U.S. person. The Company intends to use the net proceeds from the Private Placement for working capital, investments, and other general corporate purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-Power Inc.

Date: July 1, 2026	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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